Gemalto offers Wavecom a “genuine industrial project”
Régis Marti
499 Words
16 October 2008
Les Echos
Gemalto, the world’s number one company in smartcards and secure transactions, wants shareholders in Wavecom, a specialist in “machine-to-machine” technology, to accept its takeover bid.
Gemalto announced its bid for Wavecom on 6 October. According to Gemalto, it is offering Wavecom a “genuine industrial project” that ensures its development and international expansion. “Our industrial project will speed up Wavecom’s growth and increase its international presence, while generating substantial synergies with our existing businesses. Our offer of €7 in cash per share represents a premium of 72% to the closing price the day before the offer was announced. It is an excellent deal for Wavecom’s shareholders,” stated Gemalto’s CEO Olivier Piou in an interview with Les Echos. Gemalto, the world leader in smartcards, is offering €110.6m in cash to buy Wavecom. Wavecom is a French company specialising in machine-to-machine applications, which applications enable machines to communicate with each other via mobile phone networks.
Offer rejected
However, Gemalto’s offer, which followed months of talks between the two companies, has so far been rejected by Wavecom, which regards it as “hostile, underpriced and against the interests of [Wavecom’s] shareholders and employees”. Wavecom’s management is likely to clarify its stance in relation to Gemalto when presenting quarterly results on 22 October.
However, Gemalto, created from a merger between Axalto and Gemplus in 2006, believes that it is best placed to guarantee Wavecom’s future development, due to its strong positions in mobile phone SIM cards and its global presence. Gemalto wants to expand in machine-to-machine (M2M) communication, which already represents a market worth €750m and is likely to see annual growth averaging around 22-25% in the next few years. “There are already numerous M2M applications that use mobile phone networks. Many more applications will appear in areas such as car fleet management, remote meter reading and the remote monitoring of medical equipment in the home,” emphasises Olivier Piou. Mr Piou believes that buying Wavecom will stimulate the development of this market.
He estimates the potential synergies from integrating Wavecom at “up to €10m in a full year”, resulting from the sharing of administrative, IT and logistics resources, along with savings resulting from Wavecom’s delisting. Wavecom, which employs around 500 staff, generated sales of €202m in 2007, although analysts believe that the figure could fall to €144m in 2008.
The tender offers described here, which have not yet commenced, will be made for the shares, ADSs and convertible bonds (OCEANEs) of Wavecom. This news article is not an offer to buy or the solicitation of an offer to sell any Wavecom securities. The solicitation and the offer to buy the shares, ADSs and convertible bonds of Wavecom will be made only pursuant to the offer to purchase and related materials that Gemalto has filed with the French Autorité des marchés financiers (“AMF”) as a note d’information only at the time of the launching of the offer pursuant to French laws and regulations, and the Tender Offer Statement on Schedule TO Gemalto intends to file with the U.S. Securities and Exchange Commission (the “SEC”). Wavecom security holders and other investors should read carefully such offer materials prior to making any decisions with respect to the tender offers because these documents contain, or will contain, important information, including the terms and conditions of the tender offer. Wavecom security holders and other investors will be able to obtain copies of these tender offer materials and any other documents filed with the AMF from the AMF’s website (http://www.amf-france.org.), and with the SEC, from the SEC’s website (http://www.sec.gov), in each case without charge. Such materials filed by Gemalto will also be available for free at Gemalto’s website (http://www.gemalto.com).